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                                                                  Exhibit 99.1



[LOGO OF SAFETY-KLEEN]
                                                    Safety-Kleen Corp.
                                                    1000 N. Randall Road
                                                    Elgin, Illinois 60123

                                                    (708) 697-8460

                                                    For further information:



FOR RELEASE: IMMEDIATELY                      CONTACT: ROBERT W. WILLMSCHEN
                                                       (847) 468-2002
                                                       LAURENCE M. RUDNICK
                                                       (847) 468-2408
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SAFETY-KLEEN CORP. REPORTS RECORD REVENUES, 6% GAIN IN NET EARNINGS FOR 1995
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ELGIN, IL, February 5, 1996 -- John G. Johnson, Jr., President and Chief
Executive Officer of Safety-Kleen Corp., announced today that the Company earned $53.3 million, or $.92 per share, for the full year 1995, up 6% from $50.1 million, or $.87 per share, in 1994. Revenue for the year increased
9% to $859 million, a new Company record.

In the fourth interim reporting period of 1995, revenue was $264 million, up
6% from 1994. Net earnings were $18.0 million, up 8% from 1994. Earnings per share were $.31, compared to $.29 in 1994. These results included a pre-tax charge of $12 million to increase the Company's reserves for environmental remediation costs at its facilities. In addition, the interim results for the fourth quarter included a pre-tax credit to income of $15.2 million to reduce the amount of restructuring reserves, previously established in 1993, to the expected required levels. These two items combined after-tax had no effect on net earnings. The fourth interim period results also benefited from normal year-end adjustments to accruals and other accounts recorded during 1995, which were more favorable than those recorded at year-end 1994, by approximately
$2 million after-tax.

Mr. Johnson said, "We were pleased to get revenues growing again in 1995 after three years of flat revenues. Our performance contrasts with the Hazardous Waste Services Industry, in general, which has experienced significant reductions in volume as companies have found ways to reduce the amount of hazardous wastes they generate. While Safety-Kleen has also been affected by these trends, the small quantity generators of wastes that we specialize in serving are not as greatly impacted by waste minimization efforts. In many cases our services help customers to minimize waste generation. We also emphasize recycling and reuse as opposed to incineration or disposal of wastes. We have developed a number of new non-hazardous and waste minimization services over the past few years, such as our Oil Recovery Service and our unique Cyclonic Parts Cleaner Service. Our WE CARE(TM) program helps these small businesses explain the added value of recycling to their customers. We believe that all of these things set Safety-Kleen apart from the rest of the industry in 1995 and will continue to differentiate us in future years."


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Johnson added, "While we believe our operating results in 1995 were good compared to the overall Hazardous Waste Services Industry, we fell short of our internal goals and are not satisfied with our earnings growth rate,"
Johnson said. "Our earnings in 1995 were adversely affected by increased operating costs, especially in the third quarter, at a number of our plants, in addition to higher costs than expected at the cement kilns used for burning of waste-derived fuels. We have taken action on a number of these issues, with positive results in the fourth quarter, and expect better overall performance in 1996. In addition, we incurred losses for the full year 1995 of approximately $4 million pre-tax in our new Imaging Services business, compared to losses of $1 million in 1994. Our revenue growth in this new business was slower than anticipated and we are now adding dedicated Imaging Services sales specialists in the major market areas at 40% of our U.S. branches to improve our growth rate in this new market."

"We believe that our most significant growth opportunities are in our Industrial Services, Imaging Services and Oil Recovery Service businesses in North America and in our European operations. We look for minimal growth in our more mature markets, including the Automotive/Retail Repair, Dry Cleaner, Paint Refinishing and Envirosystems Services in North America, although we will continue to add new products and services in these markets where appropriate. Our revenue growth in 1995 was in-line with these expectations."


Safety-Kleen Corp. is the world's largest recycler of automotive and industrial hazardous and non-hazardous fluids. Safety-Kleen's common stock is traded on the New York Stock Exchange under the trading symbol SK.

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                      CONSOLIDATED STATEMENT OF EARNINGS
                     (thousands, except per share amounts)

                                                -------------------------------------------------------------------
                                                             SIXTEEN                           FIFTY-TWO
                                                           WEEKS ENDED                        WEEKS ENDED
                                                -------------------------------------------------------------------
                                                 Dec. 30, 1995    Dec. 31, 1994     Dec. 30, 1995    Dec. 31, 1994
                                                -------------------------------------------------------------------
Revenue
  North America
    Automotive/Retail Repair Services                  $73,314          $73,449          $239,668         $237,780
                                                -------------------------------------------------------------------
    Industrial Services
      Parts Cleaner                                    $37,045           34,897           118,854          113,007
      Fluid Recovery                                   $38,186           35,402           122,762          109,113
                                                -------------------------------------------------------------------
      Total Industrial                                 $75,231           70,299           241,616          222,120

    Oil Recovery Services                              $40,805           38,230           129,039          117,815
    Other                                              $43,756           39,636           149,755          128,172
                                                -------------------------------------------------------------------
    Total North America                               $233,106          221,614           760,078          705,887

  Europe                                               $30,865           27,358            99,173           85,380
                                                -------------------------------------------------------------------
Consolidated Revenue                                  $263,971          248,972           859,251          791,267

Operating costs and expenses                          $191,827          180,238           628,469          579,509
Selling and administrative expenses                    $36,339           35,828           122,319          112,434
Restructuring credit                                  ($15,217)               -           (15,217)               -
Charge for remediation costs                           $11,956                -            11,956                -
                                                -------------------------------------------------------------------
Operating income                                       $39,066           32,906           111,724           99,324
Interest income                                           $318              321               974              711
Interest expense                                       ($6,172)          (5,330)          (20,230)         (15,209)
                                                -------------------------------------------------------------------
Earnings before income taxes                           $33,212           27,897            92,468           84,826

Income taxes                                           $15,237           11,188            39,165           34,732
                                                -------------------------------------------------------------------
Net earnings                                           $17,975          $16,709           $53,303          $50,094
                                                ===================================================================
Earnings per common and common
  equivalent share                                       $0.31            $0.29             $0.92            $0.87
                                                ===================================================================
Average number of common and common
  equivalent shares outstanding                         57,882           57,774            57,857           57,741
                                                ===================================================================
Cash dividends per common share                          $0.09            $0.09             $0.36            $0.36
                                                ===================================================================

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1. The sixteen weeks ended December 30, 1995 included a pre-tax charge of $12 million to increase the Company's reserves for environmental remediation costs at its facilities. In addition, the interim results for the fourth quarter included a $15.2 million pre-tax credit to income to reduce the amount of restructuring reserves previously established in 1993, to the expected required levels. These two items combined after-tax had no effect on net earnings.

2. The Company's interim reporting periods are twelve weeks each for the first three reporting periods of the year and sixteen weeks for the fourth reporting period.
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                              SAFETY-KLEEN CORP.
                                Key Statistics
             Fifty-two Weeks Ended Dec. 30, 1995 and Dec. 31, 1994


                                                         ---------------------------------------------------------------
                                                                                                                Percent
                                                                    1995              1994            Change     Change
                                                         ===============================================================
Parts Cleaners In Service Year End *
------------------------------------
  Industrial                                                     147,451           138,103             9,348       6.8%
  All Other                                                      460,068           448,458            11,610       2.6%
  Total                                                          607,519           586,561            20,958       3.6%
  Average Service Interval in Weeks                                 8.87              7.85              1.02      13.0%

Oil Recovery Service
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 Branch Collection:
  Used Oil/Glycol/Oily Water Gallons Collected
    Quarter                                                 38.5 Million      40.9 Million      -2.4 Million      -5.9%
    Year-to-Date                                           128.5 Mil1ion     131.2 Million      -2.7 Million      -2.1%

  Avg Revenue Per Used Oil/Glycol/Oily Water Gal. Collected
    Quarter                                                       $0.301            $0.235            $0.066      28.1%
    Year-to-Date                                                  $0.274            $0.227            $0.047      20.7%

 Avg. Base Oil Selling Price Per Gallon
    Quarter                                                       $0.993            $0.955            $0.038       4.0%
    Year-to-Date                                                  $0.994            $0.923            $0.071       7.7%
                                                         ---------------------------------------------------------------

* The number of Parts Cleaners in the all other category in 1995, include approximately 9,000 machines added as a result of acquisitions.